08026750

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northeast Capital Markets Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street, Suite 9
(No. and Street)

Albany (City) NY (State) 12207 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur L. Loomis, II (518) 426-0100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
(Name – *if individual, state last, first, middle name*)

66 State Street, Suite 200 (Address) Albany (City) NY (State) 12207 (Zip Code)

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Arthur L. Loomis, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northeast Capital Markets Corp, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

Ashley R. Stevenson
No. 01ST6152174
Notary Public, State of New York
Qualified in Schenectady County
My Commission Expires 08/28/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHEAST CAPITAL MARKETS CORP.

FINANCIAL STATEMENTS AND SUPPLEMENTAL
SCHEDULE PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

Years ended December 31, 2007 and 2006

NORTHEAST CAPITAL MARKETS CORP.

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder
Northeast Capital Markets Corp.

We have audited the accompanying statements of financial condition of Northeast Capital Markets Corp. (a wholly-owned subsidiary of Northeast Capital & Advisory, Inc.) as of December 31, 2007 and 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northeast Capital Markets Corp. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As further disclosed in Note 2 to the financial statements, the Company has had significant transactions with its parent.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
February 22, 2008

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2007 and 2006

	2007	2006
ASSETS		
Cash	$ 29,077	$ 28,448
Total assets	$ 29,077	$ 28,448
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY		
Stockholder's equity		
Common stock, $.01 par value; shares authorized 2,000,000; 100 shares issued and outstanding	$ 1	$ 1
Additional paid-in capital	20,999	20,999
Receivable - Northeast Capital & Advisory, Inc.	(264,296)	(280,990)
Retained earnings	272,373	288,438
Total stockholder's equity	$ 29,077	$ 28,448

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006

	2007	2006
Revenues		
Investment banking income	$ 92,889	$ 146,539
Underwriting income	165,108	22,717
Interest income	633	423
Other	35,000	-
Total revenues	293,630	169,679
Expenses		
Allocated salary expense	46,290	65,127
Other (Note 3)	268,935	100,008
Total expenses	315,225	165,135
Income (loss) before income taxes (benefit)	(21,595)	4,544
Income tax expense (benefit)	(5,530)	1,163
Net income (loss)	$ (16,065)	$ 3,381

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-In Capital	Receivable - Northeast Capital & Advisory, Inc.	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	$ 1	$ 20,999	$ (278,032)	$ 285,057	$ 28,025
Net income	-	-	-	3,381	3,381
Net increase in receivable - Northeast Capital & Advisory, Inc.	-	-	(2,958)	-	(2,958)
Balance, December 31, 2006	1	20,999	(280,990)	288,438	28,448
Net loss	-	-	-	(16,065)	(16,065)
Net decrease in receivable - Northeast Capital & Advisory, Inc.	-	-	16,694	-	16,694
Balance, December 31, 2007	$ 1	$ 20,999	$ (264,296)	$ 272,373	$ 29,077

See notes to financial statements.

NORTHEAST CAPITAL MARKETS CORP.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (16,065)	$ 3,381
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Net decrease (increase) in receivable from Northeast Capital & Advisory, Inc.	16,694	(2,958)
Net cash provided by operating activities	629	423
NET INCREASE IN CASH	629	423
CASH AT BEGINNING OF YEAR	28,448	28,025
CASH AT END OF YEAR	$ 29,077	$ 28,448

See notes to financial statements.

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES

Organization

Northeast Capital Markets Corp. (the "Company") was organized in December 1992 for the purpose of providing brokerage and investment banking advice to small and mid-sized corporations. The Company is a limited business broker. The Company is a wholly owned subsidiary of Northeast Capital & Advisory, Inc. (the "Parent"). The Company began operations in June 1993. During each of the years ended December 31, 2007 and 2006, the Company principally provided services to two customers.

The Company has no employees. The Parent's personnel are utilized to facilitate the completion of projects undertaken by the Company. The Parent is reimbursed for the cost of services provided to the Company by its personnel.

Revenue Recognition

Income is recognized based upon actual hours incurred on a particular contract, is recorded when services are rendered and may be subject to a contractual adjustment. All revenue relates to projects referred to the Company by the Parent.

Income Taxes

Income tax expense is provided on income as reported in the statement of operations regardless of when such taxes are payable. Deferred taxes, if any, result from the recognition of certain income and expense items in different time periods for financial statement and tax return purposes.

The Company is included in the consolidated federal and state income tax returns of its Parent. The income tax provision or benefit is computed on a separate return basis.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company was not required to maintain a reserve account under Rule 15c3-3 of the Securities and Exchange Commission at December 31, 2007 and 2006. Customer transactions are not handled by the Company. Typically transactions are processed through an escrow account, on a fully disclosed basis. The Company does not maintain margin accounts.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain items have been reclassified in the 2006 financial statements to conform with the current years presentation.

NOTE 2 — RELATED PARTY TRANSACTIONS

The Parent incurs certain costs related to both the Parent and the Company. Pursuant to an expense sharing agreement, the Parent is reimbursed for salary costs allocated to the Company based on the number of hours worked, and general operating costs related to the Company based on the ratio of total expenses to total consolidated revenues, net of interest income, income taxes and other costs specific to the Company.

All Company revenue is collected by, and all Company expenses are paid by, the Parent.

Net amounts due from the Parent have been classified as a component of stockholder's equity.

NOTE 3 — EXPENSES

General operating expenses allocated to the Company by the Parent for the years ended December 31, 2007 and 2006 consisted of the following:

	2007	2006
General operating costs allocated by the Parent	$ 3,885	$ 11,414
Specific costs of the Company reimbursed to the Parent	265,050	88,594
	$ 268,935	$ 100,008

In addition, the Company incurred salary expenses of $46,290 and $65,127 as of December 31, 2007 and 2006, related to Parent personnel assigned to Company projects.

NOTE 4 — INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Income tax expense (benefit) for the years ended December 31, 2007 and 2006 is as follows:

	2007	2006
Current	$ (5,530)	$ 1,163
Deferred	-	-
	$ (5,530)	$ 1,163

The Company has no items that would be considered temporary differences under SFAS No. 109 at December 31, 2007 and 2006.

NOTE 5 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of 6 2/3% of aggregate indebtedness but not less than $5,000 and that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. The Rule also restricts payments of dividends in certain cases. At December 31, 2007 and 2006, the Company had net capital, as defined of approximately $29,100 and $28,400, respectively, which was approximately $24,100 and $23,400, respectively in excess of its minimum required net capital of approximately $5,000. The Company had no aggregate indebtedness at December 31, 2007 and 2006.

NOTE 6 — OTHER INCOME

During 2007, regulatory responsibility for registered brokers and dealers was assumed by FINRA. Previously, brokers and dealers were regulated by the National Association of Securities Dealers, Inc. (NASD). The NASD merged with the New York Stock Exchange to increase efficiency and cut down on duplicated efforts and created a new regulatory entity now known as FINRA. As part of the merger, member firms received monies reflecting cost savings on the part of FINRA. Included in income is approximately $35,000 representing funds received from NASD.

SUPPLEMENTAL INFORMATION

NORTHEAST CAPITAL MARKETS CORP.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2007 and 2006

	2007	2006
Net capital		
Total stockholder equity qualified for net capital	$ 29,077	$ 28,448
Net capital	$ 29,077	$ 28,448
Aggregate indebtedness - None		
Computation of basic net capital requirement		
6-2/3% of aggregate indebtedness	$ -	$ -
Minimum net capital requirement	$ 5,000	$ 5,000
Excess net capital over minimum net capital requirement	$ 24,077	$ 23,448
Excess net capital at 1000%*	$ 29,077	$ 28,448
Ratio: Aggregate indebtedness to net capital	-	-

* Calculated as net capital – (total aggregate indebtedness x 10%)

Statement pursuant to paragraph (d)(4) of Rule 17a-5

Note: There is no material difference between the Company's computation of capital as filed in the unaudited form X-17A-5 (FOCUS Report filed quarterly by the Company) as of December 31, 2007 and the above schedule.

OTHER REPORT

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder
Northeast Capital Markets Corp.

In planning and performing our audit of the financial statements and supplemental schedule of Northeast Capital Markets Corp. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
February 22, 2008

END